Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

North American Palladium Ltd. (the “Company”)

200 Bay Street, Royal Bank Plaza

South Tower, Suite 2350

Toronto, Ontario

M5J 2J2

Item 2	Date of Material Change

June 7, 2013.

Item 3	News Release

A news release with respect to the material changes referred to in this report was issued by the Company on June 7, 2013 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval.

Item 4	Summary of Material Change

On June 7, 2013, the Company closed a US$130 million senior secured term loan financing with Brookfield Capital Partners Ltd. (“Brookfield”) which the Company intends to use, in part, to repay its existing $72 million senior secured notes due October 4, 2014. The Company also announced a fully subscribed private placement of approximately $20 million in flow-through shares at a 2% premium to the relevant market price, as well as the extension of its existing operating credit facility until July 4, 2014.

Item 5	Full Description of Material Change

Brookfield Financing

The Company closed a US$130 million term loan financing with Brookfield which bears interest at 15% per annum and is due June 7, 2017. The loan is secured by first priority security on the Company’s fixed assets and second priority security on the Company’s accounts receivable and inventory. The Company has the option to accrue interest during the first two years of the loan; in which case, the interest rate on the loan and accrued interest would increase by 4%. The loan contains covenants typical of this type of facility including senior debt to EBITDA ratios, minimum tangible net worth requirements and capital expenditure limits. The Company intends to use the net proceeds of the debt financing to pay and satisfy in full the existing $72 million senior secured notes due October 4, 2014, including the redemption premium related thereto, to fund capital expenditures at the LDI mine and for general corporate purposes.

Flow-Through Offering

The Company has entered into a subscription agreement in respect of a fully subscribed private placement of flow-through shares for aggregate gross proceeds of approximately $20 million. The Company intends to issue these shares in two tranches, in each case at a 2% premium to the relevant market price (defined as the simple average of the five daily VWAPs on the TSX for the five trading day period ending on the fourth trading day prior to each tranche’s closing date). The tranches are expected to close on or about June 19, 2013 and July 23, 2013, respectively. The shares are intended to be registered in the US for resale on the NYSE MKT via a resale shelf prospectus supplement on Form F-10, and resales in Canada will be restricted for four months. Not more than 9.99% of the total issued and outstanding shares will be issued in these transactions. 100% of the gross proceeds from the flow-through offering are intended to be used for eligible mine expansion expenditures and exploration activities at the LDI mine and property in Ontario that constitute “Canadian exploration expense” as defined in the Income Tax Act (Canada).

Operating Line of Credit

The Company extended its US$60 million revolving operating line of credit by an additional year to July 4, 2014. The credit facility is secured by first priority security on the Company’s accounts receivables and inventories and second priority security on other assets.

Forward-Looking Information

Certain information in this material change report relating to North American Palladium Ltd., including, but not limited to, the use of proceeds and closing of the flow-through offering, is forward looking and related to anticipated events and strategies. When used in this context, words such as “will”, “anticipate”, “believe”, “plan”, “intend”, “target” and “expect” or similar words suggest future outcomes. By their nature, such statements are subject to significant risks and uncertainties, which include, but are not limited to, regulatory and government decisions, economic conditions, and availability and cost of financing. Readers are cautioned not to place undue reliance on forward-looking statements as actual results could differ materially from the plans, expectations, estimates or intentions expressed in the forward-looking statements. Except as required by law, North American Palladium Ltd. disclaims any intention and assumes no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8	Executive Officer

Tess Lofsky

Vice President, General Counsel & Corporate Secretary

(416) 360-8782

Item 9	Date of Report

June 17, 2013